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                     [Letterhead of Morgan FunShares, Inc.]

April 28, 2003

VIA EDGAR
U. S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 5th Street N.W.
Washington, DC  20549-1004

Attn.:   Vincent J. Di Stefano, Senior Counsel

Re: Morgan FunShares, Inc. (the "Registrant") (File Number 811-08244) application for withdrawal of Registration Statement on Form N-2 filed December 9, 2002 (the "Registration Statement) File Nos. 333-101715 and 811-8244

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the "Act"), Registrant respectfully requests withdrawal of the Registration Statement, which has not become effective. Registrant requests such withdrawal due to the death, on March 6, 2003, of Registrant's investment advisor and controlling shareholder who had previously indicated an intention to exercise at least $1 million of the common stock purchase rights to be covered by the Registration Statement. Registrant's board of directors has determined that there is insufficient assured interest among Registrant's other shareholders to justify incurring the expenses associated with proceeding with the rights offering contemplated by the Registration Statement. No securities have been issued or sold in connection with the offering contemplated by the Registration Statement.

Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the Registration Statement be credited to Registrant's account for future use to the extent permitted by Rule 457(p).

Please do not hesitate to contact John F. Ballard of Buckingham, Doolittle & Burroughs, LLP at (216) 615-7323 with any questions regarding this request for withdrawal.

Very truly yours,

/s/ Robert F. Pincus

Robert F. Pincus
President

cc. John F. Ballard